FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

CONSOLIDATED FINANCIAL STATEMENTS OF ENEL AMÉRICAS GROUP

AS OF DECEMBER 31, 2019

▪    Revenues increased by 10.2 % as compared to last year reaching US$ 14,314 million mainly explained by higher operating revenues in Brazil and to a lesser extent in Peru, and to a positive one-off impact in Argentina due to Edesur's agreement with the Argentinean National State, which ended the pending reciprocal claims for the 2006-2016 period.

▪    EBITDA increased by 19% reaching US$ 3,994 million, mainly explained by improved results in Brazil as a result of the incorporation of Enel Distribución Sao Paulo in June 2018 and the impact of its tariff revision process applied since July 2019. In addition the one-off impact in Argentina which had an impact of US$ 203 million.

	EBITDA
Country	December 31
	2019	2018	Variation
	million US$		%
Argentina	552	396	39.3
Brazil	1,644	1,200	37.0
Colombia	1,267	1,230	3.0
Peru	561	564	(0.4)
Enel Américas (*)	3,994	3,358	19.0

 (*) Includes Holding and elimination

▪    Operating Income (EBIT) increased by 13.7 % reaching US$ 2,769 million mainly explained by higher EBITDA partially offset by higher depreciation and amortization mainly due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter and to the deterioration of accounts receivable from the State of Goias in our subsidiary Enel Distribución Goias.

▪    Net income attributable to the parent company reached US$ 1,614 million, 34.4% higher than in 2018. This result includes the extraordinary effect of US$ 553 million from deferred taxes as a result of the merger between Enel Distribución Sao Paulo and Enel Sudeste.

▪    Net financial debt reached US$ 4,350 million, 35% lower than last year, mainly explained by the payment of Enel Brasil’s debt for the acquisition of Enel Distribución Sao Paulo. This debt was paid with part of the proceeds coming from Enel Américas’ capital increase.

▪    CAPEX for the period reached US$ 1,647 million, 4.8% less than in 2018. mainly due to higher investments in 2018 due to tariff revisions processes in Brazil and floods in Peru. This was partially offset by an acceleration of CAPEX in Enel Goiás.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

SUMMARY BY BUSINESS SEGMENT

Generation

EBITDA in generation business increased by 6.4% compared to the same period of last year, reaching US$ 1,598 million. This is explained by an improved performance in Brazil due to improvements in Fortaleza, and better results in Argentina, which was partially offset by the negative impact of currency devaluation.

Physical Data

	2018	2019	Var %
Total Sales (GWh)	65,329	72,553	11.1%
Total Generation (GWh)	39,863	41,760	4.8%

Distribution

EBITDA in distribution business was 29% higher than in the same period of 2018, reaching US$ 2,504 million, mainly explained by Brazil, principally due to the consolidation of Enel Distribución Sao Paulo since June 2018 and the positive impact of its tariff review applied in July 2019, and by the regulatory agreement signed by Edesur and the Argentine National State which led to other operational revenues of US$ 203 million. This was partially offset by the negative impact of currency devaluation mainly in Argentina. The number of consolidated clients increased by 149,339 while physical sales increased by 18.9 % mainly thanks to Enel Sao Paulo.

Physical Data

	2018	2019	Var %
Total Sales (GWh)	100,927	119,998	18.9%
Number of Clients	24,535,160	24,684,500	0.6%

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

FINANCIAL SUMMARY

➢  The Company’s available liquidity has remained strong, as shown below:

• Cash and cash equivalents	US$ 1,939 million
• Cash and cash equiv. + cash investments over 90 days	US$ 2,002 million
• Available committed lines of credit	US$ 925 million

➢  The average nominal interest rate in December 2019 decreased from 7.3% to 7.1% during the same period of the previous year, primarily affected by a lower debt cost in Brazil, better interest conditions in Colombian debts and a reduction in the debt linked to the CPI in a period when inflation rate in Colombia increased.

Hedging and protection:

To mitigate the financial risks associated with foreign exchange rate and interest rate fluctuations, Enel Américas S.A. has established policies and procedures aimed at protecting its financial statements against the volatility of these variables.

•       Enel Américas S.A. (consolidated) foreign exchange rate risk hedging policy establishes that there must be a balance between the index currency of the flows generated by each company and the currency in which they assume any type of debt. Therefore, the Enel Américas Group has entered into cross currency swaps of US$ 636 million and forwards of US$ 156 million.

•       To reduce the volatility of the financial statements stemming from interest rate changes, Enel Américas Group keeps an adequate debt structure balance. To achieve the above, we have entered into interest rate swaps totaling US$ 198 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

I.                        Change of Perimeter:

In April 2018 our subsidiary Enel Brasil S.A., through its vehicle Enel Brasil Investimentos Sudeste S.A. (Enel Sudeste) launched the acquisition, via a voluntary Public Tender Offer, of Eletropaulo Metropolitana de Eletricidade de Sao Paulo (“Eletropaulo”), a Brazilian power distributor. The process concluded successfully on July 4, 2018, with the final acquisition of 95.05% of shareholding equity which corresponds to 156,158,581 shares for US$ 1,840 million.

On September 19, 2018 the Board of Directors of Eletropaulo approved a share capital increase for the value of worth R$1,500,000, through the issuance of 33,171,164 new shares. Enel Sudeste attended this capital increase, acquiring 33,164,964 new shares (approximately US $395 million) leading to the company increasing its participation in Eletropaulo to 95.88%.

On December 3, 2018, Eletropaulo was renamed as Enel Distribución Sao Paulo.

On November 6, 2019, the reverse merger of Enel Sudeste and Enel Distribución Sao Paulo took place, the latter being the legal continuator.

On November 25, 2019, Enel Brasil increased by 1.5% its share ownership of Enel Distribución Sao Paulo, acquiring 2,959,302 additional shares and reaching 97,38% of its ownership.

On 26 November 2019, the general shareholders' meeting of Enel Distribución Sao Paulo approved the rescue of the balance of 5,174,050 of the company’s outstanding shares, equivalent to 2,62%. With the above, Enel Brasil's stake in Enel Distribución Sao Paulo increased to 100%.

The impact of this transaction, plus other evidence related to this acquisition are detailed in Note 6.2. of the consolidated financial statements of Enel Américas as of December 31, 2019.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

II.                      HIPERINFLATION IN ARGENTINA

As of July 2018, the Argentinean economy has been considered a hyperinflationary economy, according to the criteria set out in the international accounting standard no. 29 "Financial Information on Hyperinflationary Economies" (IAS 29). This resolution was carried out on the basis of a series of qualitative and quantitative criteria which include the presence of an accumulated inflation rate of over 100% in three years.

As established by IAS 29, the financial statements of the companies in which Enel Américas participates in Argentina were restated by applying a general price index to the historical cost, in order to reflect the changes in the purchasing power of the Argentine Peso, on the closing date of these financial statements. Non-monetary assets and liabilities were restated as of February 2003, the last date on which an inflation adjustment was applied for accounting purposes in Argentina.

For the consolidation purposes in Enel Américas and as a result of the application of IAS 29, the results and the financial situation of our Argentine subsidiaries, were converted to the closing exchange rate ($Arg/USD) as of December 31, 2019 pursuant to IAS 21 “Effects of variations in foreign currency exchange rates” when it comes to a hyperinflationary economy.

Previously, the results of the Argentine subsidiaries were converted at an average exchange rate for the period, as is the case for the conversion of the results for the rest of the subsidiaries in other countries whose economies are not considered hyperinflationary.

For more information please see Note 7 of Enel Américas’ Consolidated Financial Statements.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

MARKETS IN WHICH THE COMPANY OPERATES

Enel Américas owns and operates generation, transmission and distribution companies in Argentina, Brazil, Colombia and Peru. Virtually all our revenues, income and cash flows come from the operations of our subsidiaries; jointly controlled entities and associates in these four countries.

The following tables show some key indicators, as of December 31, 2019 and 2018 of the entities operating in Argentina, Brazil, Colombia and Peru.

Generation and transmission business segment

Company	Markets	Energy Sales		Market
	in which	(GWh)		Share
	operates	2019	2018	2018	2017
Enel Generación Costanera S.A.	SIN Argentina	6,210	7,101	4.8%	5.3%
Enel Generación El Chocón S.A.	SIN Argentina	2,528	2,901	2.0%	2.2%
Central Dock Sud	SIN Argentina	4,238	3,951	3.3%	3.0%
Enel Generación Perú S.A. (Edegel)	SICN Peru	10,541	9,994	19.9%	19.7%
Enel Generación Piura S.A. (Piura)	SICN Peru	658	603	1.2%	1.2%
Emgesa S.A.	SIN Colombia	18,376	18,544	25.5%	26.8%
EGP Cachoeira Dourada S.A.	SICN Brazil	22,890	18,098	4.7%	3.8%
Enel Generación Fortaleza S.A.	SICN Brazil	4,742	2,763	1.0%	0.6%
EGP Volta Grande S.A.	SICN Brazil	2,370	1,376	0.5%	0.3%
Total		72,553	65,329

Distribution business segment

	Energy Sales		Energy Losses		Clients		Clients / Employees
Company	(GWh) ( * )		(%)		(thousand)
	2019	2018	2019	2018	2019	2018	2019	2018

Empresa Distribuidora Sur S.A. (Edesur)	16,798	17,548	15.5%	14.2%	2,490	2,530	709	673
Enel Distribución Perú S.A. (Edelnor)	8,211	8,045	8.2%	8.1%	1,434	1,423	2,414	2,424
Enel Distribución Río S.A.	11,089	11,019	22.5%	21.0%	2,867	2,959	2,968	3,051
Enel Distribución Ceará S.A.	12,186	11,843	14.0%	13.9%	3,924	3,933	3,510	3,472
Enel Distribución Goiás S.A.	14,259	13,755	12.3%	11.6%	3,114	3,027	2,783	2,757
Eletropaulo Metropolitana de Electricidade de Sao Paulo	43,148	24,693	9.6%	9.5%	7,328	7,224	1,130	993
Codensa S.A.	14,307	14,024	7.7%	7.7%	3,527	3,439	2,345	2,243
Total	119,998	100,927	12.8%	12.3%	24,685	24,535	1,529	1,500

(*) Includes final customer sales and tolls.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

The following table shows a breakdown of energy sale revenues of continued operations by business segment, by client category and by country as of December 31, 2019 and 2018.

Energy Sale Revenues
Generation and Distribution
(Figures in million US$)

Country	Argentina		Brazil		Colombia		Peru		Total Segments		Structure and adjustments		Total
	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018	FY 2019	FY 2018

Generation	413	314	691	760	1,214	1,220	566	521	2,884	2,815	(794)	(692)	2,090	2,123
Regulated customers	-	12	127	345	669	705	306	280	1,102	1,342	(652)	(692)	450	650
Non regulated customers	-	-	539	332	417	443	232	214	1,188	989	(142)	-	1,046	989
Spot Market	200	302	17	83	128	72	19	7	364	464	-	-	364	464
Other Clients	213	-	8	-	-	-	9	20	230	20	-	-	230	20

Distribution	1,023	1,131	6,440	5,396	1,367	1,423	904	856	9,734	8,806	(27)	-	9,707	8,806
Residential	455	474	3,652	2,816	767	749	481	447	5,355	4,486	(27)	-	5,328	4,486
Commercial	374	338	1,597	1,433	363	358	105	109	2,439	2,238	-	-	2,439	2,238
Industrial	81	174	530	429	144	147	172	164	927	914	-	-	927	914
Other	113	145	661	718	93	169	146	136	1,013	1,168	-	-	1,013	1,168
Less: Consolidation adjustments	-	-	(327)	(291)	(330)	(255)	(164)	(146)	(821)	(692)	821	692	-	-

Energy Sales Revenues	1,436	1,445	6,804	5,865	2,251	2,388	1,306	1,231	11,797	10,929	-	-	11,797	10,929

Variation in million US$ and %.	(9)	0.6%	939	16.0%	(137)	(5.7%)	75	6.1%	868	7.9%	-	-	868	7.9%

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

I.- ANALYSIS OF THE FINANCIAL STATEMENTS

1. Analysis of Income Statement

The income attributable to the controlling shareholders of Enel Américas for the period which ended on December 31, 2019 reached US$ 1,614 million; which represents a 34.4 % increase in relation to the US$ 1,201 million income registered in the same period of the previous year.

Below we present an item-by-item comparison of the income statement of the continuing operations for the periods ended on ember 31, 2019 and 2018:

CONSOLIDATED INCOME STATEMENT (Continuing Operations) (million US$)	December 2019	December 2018	Change	% Change

Revenues	14,314	12,990	1,324	10.2%
Sales	13,053	11,925	1,128	9.5%
Other operating income	1,261	1,065	196	18.4%
Procurements and Services	(8,541)	(7,949)	(592)	(7.4%)
Energy purchases	(6,097)	(5,655)	(442)	(7.8%)
Fuel consumption	(277)	(227)	(50)	(22.2%)
Transportation expenses	(1,111)	(944)	(166)	(17.6%)
Other variable costs	(1,056)	(1,123)	66	6.0%
Contribution Margin	5,773	5,041	732	14.5%
Personnel costs	(628)	(662)	34	5.2%
Other fixed operating expenses	(1,151)	(1,021)	(130)	(12.7%)
Gross Operating Income (EBITDA)	3,994	3,358	636	19.0%
Depreciation and amortization	(948)	(862)	(86)	(10.0%)
Reversal of impairment profit (impairment loss) recognized in profit or loss	2	62	(60)	96.6%
Impairment gains and impairment losses reversal (Impairment losses) determined in accordance with IFRS 9	(279)	(123)	(157)	(127.9%)
Operating Income	2,769	2,435	334	13.7%
Net Financial Income	(377)	(333)	(44)	(13.2%)
Financial income	450	358	92	25.6%
Financial costs	(1,088)	(1,072)	(16)	(1.5%)
Gain (Loss) for indexed assets and liabilities	124	270	(146)	54.0%
Foreign currency exchange differences, net	137	111	26	(23.8%)
Other Non Operating Income	14	3	11	366.7%
Others profit (loss)	14	-	14	100.0%
Results of companies accounted for by participation method	-	3	(3)	(100.0%)
Net Income Before Taxes	2,406	2,105	301	14.3%
Income Tax	(236)	(438)	202	46.1%
Net Income from Continuing Operations	2,170	1,667	503	30.2%

NET INCOME	2,170	1,667	503	30.2%
Net Income attributable to owners of parent	1,614	1,201	413	34.4%
Net income attributable to non-controlling interest	556	466	90	19.3%

Earning per share (US$ /share)	0.02465	0.02091	0.00374	17.9%

(*) As of December 31, 2019 and 2018 the average number of ordinary shares were 65,480,640,658 and 57,452,641,516, respectively

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

For a better understanding of the effects of the application of IAS 29 in Argentina to the Enel Américas Group, the following is a summary of the results table:

CONSOLIDATED INCOME STATEMENT	12-31-2019 Enel Américas proforma without hyperinflation (in million of US$)	Aplication effect by IAS 29 (in million of US$)	Aplication effect by IAS 21 (in million of US$)	Adjustments	12-31-2019 Enel Américas reported (in million of US$)

	(i)	(ii)	(iii)	(iv)	(v)
Revenues	13,063	285	(295)	(10)	13,053
Other Operating Income	1,259	61	(59)	2	1,261
Revenues and Other Operating Income	14,322	346	(354)	(8)	14,314

Raw materials and consumables used	(8,539)	(180)	178	(2)	(8,541)
Contribution Margin	5,783	166	(176)	(10)	5,773

Other work perfomed by the entity and capitalized	183	8	(10)	(2)	182
Employee benefits expenses	(815)	(36)	41	5	(810)
Depreciation and amortization expense	(886)	(78)	16	(62)	(948)
Impairment loss recognized in the period's profit or loss	13	(9)	-2	(11)	2
Other expenses	(290)	-	10	10	(279)
	(1,163)	(25)	37	12	(1,151)
Operating Income	2,825	27	(84)	(56)	2,769

EBITDA	3,988	114	(108)	6	3,994
					-838.947
Othe gains (losses)	15	(0)	(0)	(0)	14
Financial Income	463	14	(27)	(13)	450
financial Costs	(1,095)	(33)	39	6	(1,089)
Share of profit (loss) of associates and joint ventures accounted for using the equity method	1	-	(0)	(0)	1
Foreign currency exchange differences	137	21	(20)	0	137
Income (Loss) for indexed assets and liabilities	-	124	-	124	124

Income (loss) before taxes	2,345	153	(93)	61	2,406
Income tax expenses, continuing operations	(208)	(49)	21	(28)	(236)
Income from continuing operations	2,138	104	(72)	32	2,170
Income (loss) from discontinued operations	-	-	-	-	-
NET INCOME	2,138	104	(72)	32	2,170

Net Income attributable to:
Net Income attributable to Shareholders of Enel Américas	1,547	106	(39)	67	1,614
Net income attributable to non-controlling interests	590	(2)	(33)	(35)	556
NET INCOME	2,138	104	(72)	32	2,170

       I.         It reflects what would have been the consolidated income of Enel Américas as of December 31, 2019 if the Argentine economy had not been considered hyperinflationary as defined by IAS 29.

      II.         It corresponds to the IAS 29 adjustments, i.e. those arising from the restatement of non-monetary liabilities and assets as well as those accounts of results that do not specify a base already updated by inflation.

     III.         It corresponds to the difference between converting the results of the Argentine subsidiaries at a closing exchange rate, as defined by IAS 21 when it comes to hyperinflationary economies, versus average exchange rates, which is the methodology previously applied to the Argentine subsidiaries and which is the current methodology for the rest of the subsidiaries of Enel Américas operating in other countries in the region (non-hyperinflationary economies).

    IV.         Sum of (ii) + (iii).

     V.         Enel Américas’ results as of December 31, 2019.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

EBITDA:

EBITDA during the period which ended on December 31, 2019 reached US$ 3,994 million, which represents a US$ 636 million increase, equivalent to a 19% increase in comparison to the US$ 3,358 million EBITDA for the period which ended on December 31, 2018.

Operating income, operating costs, staff expenses and other costs by nature for the operations that determine our EBITDA, broken down for each business segment for periods that ended on December 31, 2018 and 2019, are presented below:

EBITDA FROM CONTINUING OPERATIONS
BY BUSINESS SEGMENT

	As of December 31
	2019	2018	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	436	328	108	33.2
Brazil	778	854	(76)	(8.9)
Colombia	1,247	1,259	(12)	(1.0)
Peru	596	596	0	0.0
Revenues Generation and Transmission businesses	3,057	3,037	20	0.7
Distribution business
Argentina	1,347	1,190	157	13.2
Brazil	8,154	6,922	1,232	17.8
Colombia	1,665	1,714	(49)	(2.8)
Peru	950	913	37	4.1
Revenues Distribution business	12,116	10,739	1,377	12.8
Less: consolidation adjustments and other activities	(859)	(786)	(73)	9.3
Total consolidated Revenues Enel Américas	14,314	12,990	1,324	10.2

Generation and Transmission businesses
Argentina	(130)	(40)	(90)	(223.6)
Brazil	(419)	(575)	156	27.3
Colombia	(466)	(478)	12	2.6
Peru	(204)	(188)	(16)	(8.6)
Procurement and Services Generation and Transmission businesses	(1,219)	(1,281)	62	4.8
Distribution business
Argentina	(774)	(729)	(45)	(6.1)
Brazil	(5,820)	(5,084)	(736)	(14.5)
Colombia	(962)	(1,033)	71	6.9
Peru	(619)	(611)	(8)	(1.4)
Procurement and Services Distribution business	(8,175)	(7,457)	(718)	(9.6)
Less: consolidation adjustments and other activities	853	789	64	(8.1)
Total consolidated Procurement and Services Enel Américas	(8,541)	(7,949)	(592)	7.4

Generation and Transmission businesses
Argentina	(33)	(41)	8	18.0
Brazil	(16)	(16)	0	0.3
Colombia	(29)	(28)	(1)	(1.9)
Peru	(26)	(28)	2	5.0
Personnel Exepenses Generation and Transmission businesses	(104)	(113)	9	8.1
Distribution business
Argentina	(119)	(171)	51	30.3
Brazil	(312)	(287)	(25)	(8.8)
Colombia	(42)	(42)	0	0.8
Peru	(27)	(26)	0	(2.8)
Personnel Exepenses Distribution business	(500)	(526)	26	5.0
Less: consolidation adjustments and other activities	(24)	(23)	(1)	(4.8)
Total consolidated Personnel Expenses Enel Américas	(628)	(662)	34	5.2

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Continued:

	As of December 31
	2019	2018	Variation	Variation
	(US$ million)%
Generation and Transmission businesses
Argentina	(28)	(29)	1	2.5
Brazil	(22)	(20)	(2)	12.7
Colombia	(42)	(46)	4	8.1
Peru	(44)	(45)	1	3.0
Other Expenses Generation and Transmission businesses	(137)	(140)	4	2.3
Distribution business
Argentina	(147)	(111)	(36)	(32.7)
Brazil	(639)	(545)	(94)	(17.2)
Colombia	(105)	(116)	11	9.8
Peru	(47)	(44)	(3)	(6.5)
Other Expenses Distribution business	(938)	(816)	(122)	(14.9)
Less: consolidation adjustments and other activities	(77)	(65)	(12)	(18.1)
Total consolidated Other Expenses Enel Américas	(1,151)	(1,021)	(130)	(12.7)

EBITDA
Generation and Transmission businesses
Argentina	245	218	27	12.5
Brazil	321	243	78	32.2
Colombia	710	707	3	0.4
Peru	322	335	(13)	(3.9)
EBITDA Generation and Transmission businesses	1,598	1,503	95	6.4
Distribution business
Argentina	307	179	128	71.4
Brazil	1,383	1,006	377	37.4
Colombia	557	523	34	6.4
Peru	257	232	25	10.9
EBITDA Distribution business	2,504	1,940	564	29.0
Less: consolidation adjustments and other activities	(108)	(85)	(23)	(27.2)
Total consolidated EBITDA Enel Américas	3,994	3,358	636	19.0

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

EBITDA OF THE GENERATION AND TRANSMISSION SEGMENT:

Argentina

EBITDA of our generation subsidiaries in Argentina reached US$ 245 million in December 2019 representing a US$ 27 million increase as compared to the same period of 2018. The main variables, by subsidiary, which explain this increase in the 2019 results are described below:

Enel Generación Costanera S.A.: (Lower EBITDA of US$ 3 million, mostly attributable to the conversion effects of the Argentine peso in relation to the US dollar.)

Enel Generación Costanera’s operating revenues increased by US$ 51 million, or 31.1 % in December 2019 in relation to the year before. This increase is principally explained by US$ 94 million of higher revenue attributable to the high indexation of sales to the development of the US dollar, despite the lower physical sales for the period (-891 GWh) and for the effects due to the own fuel management. In addition, a US$ 27 million increase in revenue related to the CPI update from the accrual date, originating in the application of IAS 29 in Argentina.

The above was partially offset by US$ 70 million in lower income as a result of the devaluation of the Argentine Peso in relation to the US Dollar.

Enel Generación Costanera’s Operating costs increased by a US$ 54 million due mainly to higher gas consumption totaling US$ 36 million as a result of resolution No. 70/2018 which established that commercial fuel management ceased to be the exclusive domain of the dispatch agency (CAMMESA), and since December 2018 it has been carried out by the generation companies themselves , higher third-party costs associated with the purchase of fuel of US$ 1 million, US$ 6 million increased costs in variable provisions and services related to production increase and US$ 17 million higher costs associated with the CPI update from the accrual date, originating in the application of IAS 29 in Argentina. The above was offset by US$ 6 million as a result of the devaluation of the Argentine peso in relation to the US dollar.

Enel Generación Costanera’s staff expenses decreased by US$ 6 million which is mainly explained by the US$ 12 million cost decrease as a result of the devaluation of the Argentine peso in relation to the US dollar. The above was partially offset by the US$ 5 million salary cost increase related to the country’s inflation originating in the application of IAS 29 in Argentina and higher costs of US$ 1 million due to the IPC update from the date of accrual, originated by the application of IAS 29 in Argentina.

Enel Generación Costanera’s other expenses by nature increased by US$ 6 million which is mainly explained by US$ 11 million higher costs mainly due to US$ 5 million in technical services, US$2 million higher costs in materials and fines for work in progress totaling US$ 3 million. The above was offset by US$ 5 million as a result of the devaluation of the Argentine peso in relation to the US dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Enel Generación El Chocón: (Higher EBITDA of US$ 5 million mainly due to higher income as a result of a higher indexation of sales to the US dollar)

Enel Generación El Chocón Operating revenues increased by US$ 5 million in relation to the same period of last year, mostly because of (i) US$ 28 million income increase due to the high indexation of sales to the evolution of the US dollar, despite lower physical sales for the period (-373 GWh) and for the effects due to the own fuel management, and (ii) US$ 5 million in higher income associated with the CPI update from the date of accrual, originating in the application of IAS 29 in Argentina.

The above was partially offset by a US$ 29 million income decrease as a result of the devaluation of the Argentine peso in relation to the US dollar.

Enel Generación El Chocón Operating costs increased by US$ 1 million mainly due to higher costs of US$ 2 million paid to the province of Neuquén, for the use of water, offset by the devaluation of the Argentine peso against the US dollar.

Staff expenses in Enel Generación El Chocón were in line with the same period of last year.

Other expenses by nature in Enel Generación El Chocón decreased by US$ 1 million mainly as a result of the devaluation of the Argentine peso against the US dollar.

Central Dock Sud: (Higher EBITDA de US$ 23 million due mainly to higher indexation of sales to the US dollar and higher physical sales)

Dock Sud’s operating revenues increased by US$ 52 million, or 55.1%, in December 2019 in relation to the same period of the year before, which is explained by (i) a US$ 73 million income increase, attributable to the high indexation of sales to the development of the US dollar, higher physical sales for the period (+287 GWh) mainly due to the maintenance that took place in the gas turbine TG-10 during 2018 and for the effects due to the own fuel management, (ii) US$ 7 million higher income associated with the CPI update from the accrual date, originating in the application of IAS 29 in Argentina and (iii) US$ 11 million higher income because of the recognition of the Turbine TG-09incident.

The above was partially offset by US$ 39 million lower income as a result the devaluation of the Argentine Peso in relation to the US Dollar.

Dock Sud’s operating costs increased by US$ 33 million as compared to the same period of the previous year mainly due to higher gas consumption costs of US$ 30 million as a result of resolution No. 70/2018 which established that commercial fuel management ceased to be the exclusive domain of the dispatch agency (CAMMESA), and since December 2018 it has been carried out by the generation companies themselves, US$ 3 million higher gas transport costs and US$ 9 million higher costs associated with the CPI update from the accrual date originating in the application of IAS 29 in Argentina. The above was offset by US$ 9 million in lower costs stemming from the devaluation of the Argentine peso in relation of the US dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Dock Sud’s Staff expenses decreased by US$ 1 million mainly due to the effect of the conversion of the argentine peso in relation to the US dollar.

Dock Sud’s other expenses by nature decreased by US$ 3 million explained mainly by the conversion effect originating in the devaluation of the argentine peso.

Enel Trading Argentina: (higher EBITDA of US$ 2 mainly due to higher commercialization services totaling US$ 4 million offset by US$ 2 million due to the effects of the devaluation of the Argentine peso).

Brazil

EBITDA of our generation and transmission subsidiaries in Brazil totaled US$ 321 million in December 2019 representing a US$ 79 million increase in relation to the same period of the previous year. The main variables, by subsidiary, that explain this income increase in December 2019 are described below:

EGP Cachoeira Dourada S.A.: (US$ 23 million lower EBITDA due to effects of the devaluation of the Brazilian real).

EGP Cachoeira Dourada’s operating revenues decreased by US$ 46 million, or 8.5%, in December 2019. This decrease is mostly explained by a US$ 40 million income decrease as a result of the 8.1% devaluation of the Brazilian real in relation to the US dollar. Furthermore, revenues decreased by US$ 6 million as a result of the net effect of lower regulated prices and despite higher physical sales of energy (+ 4,792 GWh), due to a higher level of commercialization with regulated clients.

EGP Cachoeira Dourada’s operating costs decreased by US$ 23 million, or 5.4 % as of December 2019, mostly composed by a US$ 30 million decrease in the conversion effect as a result of the devaluation of the Brazilian real, offset by higher energy purchases (+ 4,287 GWh) of US$ 7 million.

EGP Cachoeira Dourada’s staff expenses were in line with the same period of the year before.

 EGP Cachoeira Dourada’s other expenses by nature were in line with the same period of the year before.

Enel Generación Fortaleza: (US$ 121 million higher EBITDA mainly due to higher energy sales)

Enel Generación Fortaleza’s operating revenues increased by US$ 98 million mostly due to US$ 109 million higher energy sales of +1,979 GWh mainly as a result of a higher demand during the period. The above was partially offset by US$ 15 million decrease stemming from the devaluation of the Brazilian real in relation to the US dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Enel Generación Fortaleza’s operating costs decreased by US$ 24 million mainly because of lower energy purchases of US$ 51 million, mainly lower average prices despite of higher physical purchases of +1,388 GWh and US$ 14 million lower costs related to the devaluation of the Brazilian real in relation to the US Dollar. The above was partially offset by US$ 42 million in higher gas consumption, also because of the restitution of the Petrobras service.

Enel Generación Fortaleza’s staff expenses were in line with the same period of the previous year.

 Enel Generación Fortaleza’s other expenses by nature increased by US$ 1 million mainly due to legal costs.

Enel Cien S.A.: (US$ 11 million lower EBITDA as a result of lower conversion effects resulting from the 8.1 % devaluation of the Brazilian real in relation to the US dollar and lower transmission income) .

Enel Green Power Volta Grande (US$ 9 million lower EBITDA mainly due to higher energy purchases and the effects of the devaluation of the real in relation to the US dollar)

Enel Green Power Volta Grande's EBITDA reached US$ 60 million as of December 2019, representing a US$ 9 million decrease in relation to the same period of the year before. The main variables that explain this decrease in the 2019 are described below:

EGP Volta Grande’s operating revenues increased by US$ 25 million mainly explained by US$ 31 million in higher energy sales of + 994 GWh. The above was partially offset by US$ 6 million due to the lower conversion effects of the devaluation of the Brazilian real in relation to the US dollar.

EGP Volta Grande’s operating costs increased by US$ 32 million which corresponds to higher energy purchases (+ 554 GWh) to cover the demand.

EGP Volta Grande’s staff costs increased by US$ 1 million, in line with the same period of last year.

EGP Volta Grande’s other expenses by nature increased by US$ 1 million, in line with the same period of last year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Colombia

EBITDA of our generation subsidiary in Colombia reached US$ 710 million in December 2019, which represents a US$ 3 million increase in relation to the same period of the previous year. The main variables that explain this increase in the results are described below:

Emgesa SA: (US$ 3 million higher EBITDA mainly due to tariff increases)

Emgesa’s operating revenues decreased by US$ 13 million, or 1 % in December 2019. This decrease is mostly explained by (i) US$ 22 million due to decreased physical sales of – 168 GWh, (ii) a US$ 9 million decrease for compensations and loss of profit recognized in 2018, corresponding to compensations for the Chivor tunnel accident that affected the Guavio Plant and (iii) a US$ 126 million decrease due to the conversion effects stemming from the 11.1 % devaluation of the Colombian peso in relation to the US dollar. The above was partially offset by US$ 137 million in increased income due to US$ 7 million tariff increase from higher gas sales.

Emgesa’s operating costs decreased by US$ 12 million composed mainly by (i) US$ 48 million due to lower effect of the conversion effects from the devaluation of the Colombian peso. The above was offset by (i) higher energy purchases of US$ 37 million as a result of higher cost for higher energy prices of US$ 82 million offset by US$ 45 million for lower physical purchases (- 1,122 GWh) in the spot market.

Emgesa’s staff expenses were in line in relation to last year’s results.

Emgesa’s other expenses by nature decreased by US$ 4 million as a result of the lower of effect of the conversion effect of the devaluation of the Colombian peso.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Peru

EBITDA of our generation subsidiaries in Peru reached US$ 322 million in December 2019, which represents a US$ 13 million decrease in relation to the previous year. The main variables, by subsidiary, that explain such a decrease in the 2019 results are described below:

Enel Generación Perú S.A.: (US$ 14 million lower EBITDA mostly because of lower income in tolls and lower revenue from claims)

Enel Generación Perú’s operating revenues decreased by US$ 2 million, or 0.5% in December 2019. This decrease is mostly explained by (i) US$ 16 million decrease in toll revenues by extraordinary billing to free clients mainly in Cajamarquilla in 2018 to resolve some legal issues, and (ii) US$ 33 million lower income for provisions recognized in 2018 related to the Central Termica Ventanilla, Callahuanca and Central Santa Rosa accidents, and (iii) US$ 7 million lower conversion effects of the 1.6% devaluation of the new Peruvian sol in relation to the US dollar. This is partially offset by higher energy sales of US$ 48 million, which includes higher physical sales (+547 GWh) by US$ 32 million and higher average selling prices totaling US$16 million.

Enel Generación Peru’s operating costs increased by US$ 14 million, or 8.7%, December 2019 as a result of a US$ 11 million increase in tolls costs, due to non-compensable items determined by COES and a US$ 3 million increase related to natural gas purchases.

Enel Generación Peru’s staff costs decreased by US$ 2 million due mainly to lower payable participation than the year before.

Enel Generación Piura S.A.: (US$ 2 million higher EBITDA due to higher energy and gas sales)

Enel Generacion Piura SA’s operating revenue increased by US$ 4 million mainly explained by higher energy and gas sales.

Enel Generacion Piura S.A.’s operating costs increased by US$ 2 million explained by higher fuel consumption.

Chinango S.A.: (EBITDA in line in relation to the year before)

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

DISTRIBUTION SEGMENT EBITDA:

EBITDA of our distribution subsidiaries in Argentina reached US$ 307 million as of December 2019, representing an increase of US$ 128 million compared to the previous year. The main variables, per subsidiary, that explain this increase in 2019 results are described below:

Argentina

Empresa Distribuidora Sur S.A. (Edesur): (US$ 128 million higher EBITDA mainly due to the regulatory agreement with the Argentinean government)

 EBITDA of our Argentinean subsidiary Edesur reached US$ 307 million in December 2019, which represents a US$ 128 million increase in relation to the same period of last year. The main variables that explain this decrease in the December 2019 income are described below:

Edesur’s operating revenue increased by US$ 157 million, or 13.2 % in December 2019, of which (i) US$ 203 million is from a higher operating income as a result of the regulatory agreement signed between Edesur and the Argentine National State, which ended the outstanding reciprocal claims arising in the transition period 2006-2016, (ii) higher revenues from energy sales totaling US$ 427 million, offset by US$ 97 million lower physical sales (-750 GWh), (iii) US$ 16 million in toll price increases, mainly due to inflation, (iv) other revenues of US$ 8 million mainly from insurance claims of US$ 6 million, corresponding to claims of several substations occurred in previous years and (v) US$ 58 million from CPI update from the date of their accrual as a result of the application of IAS 29 in Argentina.

The above was partially offset by US$ 461 million from lower conversion effect due to the devaluation of the Argentine peso in relation to the US dollar.

Edesur’s operating costs increased by US$ 44 million, or 6.1 % explained mainly by (i) US$ 289 million due to an increase in energy purchases and US$ 61 million in higher costs due to the CPI upgrade from the date of their accrual also originating in the application of IAS 29 in Argentina and (ii) a US$ 15 million increase for the rental of electricity equipment and other expenses.

The above was partially offset by lower conversion effects totaling US$ 321 million as a result of the devaluation of the argentine peso in relation to the US dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Edesur’s staff expenses decreased by US$ 52 million of which US$ 63 million correspond to lower conversion effects as a result of the devaluation of the Argentine Peso in relation to the US Dollar and US$ 12 million from the increase in labor costs. The above was partially offset by (i) a US$ 19 million in salary increases mainly due to inflation and (ii) a US$ 4 million increase from the update of staff costs increases stemming from the application of IAS 29 in Argentina.

Edesur’s Other expenses by nature increased by US$ 36 million mainly due to higher costs for services of network maintenance and network renewal and others totaling US$ 74 million, and US$ 11 million in higher expense by nature due to the CPI update as of the accrual date also stemming from the application of IAS 29 in Argentina offset by lower conversion effects of US$ 50 million due to the devaluation of the Argentine peso.

Energy losses increased by 1.3 p.p. reaching 15.5 % as of December 2019. The number of Edesur’s clients as of December 2019 reached 2.49 million which represents a decrease of 40,000 in relation to the same period of the year before.

Brazil

EBITDA of our distribution subsidiaries in Brazil reached US$ 1,383 million in December 2019, which represents a US$ 377 million increase in relation to the previous year. The main variables, by subsidiary, that explain such an increase in the December 2019 income are described below:

Enel Distribución Río S.A.: (US$ 6 million higher EBITDA mostly attributable to higher income stemming from tariff recovery offset by the effects of the devaluation of the Brazilian real).

Enel Distribución Rio’s operating revenue increased by US$ 4 million or 0.3% in December 2019 explained mainly by:

Lower energy sales of US$ 35 million mainly attributable to the following effects: (i) US$ 40 million lower revenues received from research and developments and energy efficiency, (ii) lower conversion effects of US$ 84 million, due to the 8.1% devaluation of the Brazilian real in relation to the US dollar, and (iii) lower PIS/COFINS tax revenues of US$ 17 million. This was partially offset by US$ 106 million because of higher revenues by tariff adjustment applied since April 2019.

On the other hand, other services increased by US$ 37 million mainly explained by greater toll revenue of US$ 48 million and higher mutual support revenue of US$ 2 million. The above was partially offset by lower conversion effects of US$ 13 million, due to the devaluation of the Brazilian real in relation to the US dollar.

Finally, other operating income increased by US$ 2 million, explained by US$ 15 million of lower income due to the devaluation of the Brazil real in relation of the US dollar, offset by higher construction revenues of US$ 12 million, stemming from the application of IFRS 12 "Services Grant Agreements" (hereinafter "IFRS 12") and US$ 5 million in other income from fines and penalties to clients.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Enel Distribución Rio’s operating costs increased by US$ 2 million or 0.2 % in December 2019, mainly explained by:

Energy purchases increased by US$ 12 million, a variation explained by: (i) a US$ 64 million increase from higher regulated industrial tariff prices and hydrological risk and (ii) US$ 52 million from lower conversion effects due to the devaluation of the Brazilian real.

Energy transport costs decreased by US$ 8 million mainly due to the lower conversion effects caused by the devaluation of the Brazilian real.

A US$ 2 million decrease in other variable supplies mainly due to US$ 14 million for lower conversion effects arising from the devaluation of the Brazilian real, offset by US$ 12 million for higher costs associated with construction services under IFRS 12.

Staff expenses at Enel Distribución Río decreased by US$11 million, mainly due to the lower conversion effects caused by the devaluation of the Brazilian real totaling US$ 3 million and US$ 8 million in lower staff costs due to lower payment of bonuses and compensations. .

Enel Distribución Rio’s other expenses by nature increased by US$ 7 million due mainly to US$ 22 million from higher costs of provisions for litigation risks offset by a US$ 4 million decrease in maintenance costs from third parties and US$11 million from lower conversion effects of the devaluation of the Brazilian real.

Energy losses increased by 1.5 p.p. reaching 22.5 % in December 2019. Enel Distribución Río had 2.87 million clients as of December 2019, which represented a decrease of 92,000 as compared to the same period of the previous year.

Enel Distribución Ceará S.A.: (US$ 11 million higher EBITDA mainly due to higher energy sales and tariff review effects)

Enel Distribución Ceará’s operating revenue decreased by US$ 37 million, or 2.7 % in December 2019, mostly due to:

Energy sales increased by US$ 35 million mainly due to (i) US$ 33 million from an increase in physical sales of energy (+343 GWh), (ii) US$ 104 million due to the accumulated effect of tariff revision applied since April 2019 and (iii) US$ 20 million income from research and development.

This was partially offset by (i) US$ 79 million from lower conversion effects, due to the devaluation of the Brazilian real, and (ii) US$ 41 million in lower net income by net effect of sector assets and liabilities.

Other services decreased by US$ 17 million as a result of US$ 10 million in higher income from tolls from free clients and US$ 7 million due to lower conversion effects as a result of the devaluation of the Brazilian real.

Other operating income decreased by US$ 58 million mainly due to US$ 39 million from lower construction revenue from the application of IFRS12 and US$ 19 million for lower conversion effects due to the devaluation of the Brazilian real.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Enel Distribución Ceará’s operating costs decreased by US$ 45 million or 4.3 % in December 2019, which is mainly explained by US$ 3 million in lower transport costs, a US$ 39 million decrease in construction costs from IFRS 12 application and US$ 77 million due to lower conversion effects because of the devaluation of the Brazilian real. This was offset by US$ 74 million from higher energy purchases due to higher demand and higher prices from regulated industrial tariffs.

Enel Distribución Ceará’s staff expenses decreased by US$ 2 million in relation to the year before mainly due to the conversion effects of the devaluation of the Brazilian real in relation to the US dollar.

Enel Distribución Ceará’s other expenses by nature decreased by US$ 1 million mostly because of the lower conversion effects caused by the devaluation of the Brazilian real in relation to the US dollar.

Energy losses increased by 0.1 p.p. reaching 14 % as of December 2019. Enel Distribución Ceará had 3.92 million clients in December 2019 which represented a decrease of 9,000 clients as compared to the same period of the previous year.

Enel Distribución Goiás: (US$ 34 million lower EBITDA of mainly due to the devaluation of the Brazilian real in relation to the US dollar)

Enel Distribución Goiás’ operating revenue increased by US$ 3 million, which is mainly explained by (i) US$ 58 million higher energy sales explained by higher physical sales (+504 GWh) and tariff increases, (ii) a US$ 42 million increase in other services mainly explained by an increase in toll revenues due to tariff readjustments for free clients whose number also increased in relation to the previous period. Other operating income increased by US$ 46 million in higher construction revenues from the application of CINIIF 12 "Service Grant Agreements" (hereinafter "CINIIF 12").

This was partially offset by US$ 115 million in lower conversion effects due to the 8.1% devaluation of the Brazilian real and US$ 28 million lower revenues for lower fines and works services to third parties.

Enel Distribución Goiás’ operating costs decreased by US$ 6 million, explained by (i) US$ 82 million from lower conversion effects due to the devaluation of the Brazilian real and (ii) US$ 9 million from lower transport costs. This was partially offset by higher energy purchases totaling US$ 38 million to meet increased demand and increase in other variable supplies and services of US$ 46 million mainly for lower construction costs as per the application of IFRS 12 plus other third-party services totaling US$ 1 million.

Enel Distribución Goiás’ staff costs decreased by US$ 5 million due mainly to: (i) US$ 3 million from lower conversion effects due to the devaluation of the Brazilian real and US$ 2 million decrease from actuary effects.

Enel Distribución Goiás’ other expenses by nature increased by US$ 48 million due mainly to higher costs of services for meter reading, client assistance and others related totaling US$ 58 million, offset by US$ 10 million from lower conversion effects due to the devaluation of the Brazilian real.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Energy losses increased by 0.7 p.p. reaching 12.3 % as of December 2019. As of December 2019, Enel Distribución Goiás had 3.11 million clients which represented an increase of 87,000 new clients as compared to the same period of the previous year

Enel Distribución Sao Paulo: (former Eletropaulo) a company entered into the consolidation parameter in June 2018. US$ 395 higher EBITDA due to new perimeter and tariff review

Enel Distribución Sao Paulo’s operating revenue was US$ 3,721 million corresponding to an increase of US$ 1,262 million compared to the previous period, in which only six months of results were consolidated at the level of Enel Américas. The main variations are explained below: (i) energy sales of US$ 1,226 million, equivalent to higher physical sales of 18,455 GWh and the effects of the tariff review applied since July 2019, (ii) US$ 194 million in other services which corresponds to toll service revenues, and (iii) other operating income of US$ 25 million mainly from the update of special obligations totaling US$ 32 million and US$ 14 million from fines for late payment of invoices, offset by a lower income and construction costs related to IFRS12 of US$ 22 million.

The above was offset by lower revenues of US$ 183 million as a result of the conversion effects originating in the devaluation of the Brazilian real.

Enel Distribución Sao Paulo’s operating costs were US$ 2,699 million with a US$ 785 million increase in relation to the same period of last year and is mainly explained by: (i) energy purchases of US$ 783 million, (ii) US$ 167 million in transport costs. The above was offset by lower costs of US$ 142 million due to the conversion effects due to the devaluation of the Brazilian rea and other variable supplies and services totaling US$ 23 million which mainly corresponds to the IFRS 12 application.

Enel Distribución Sao Paulo’s staff costs reached US$ 200 million, increasing US$ 44 million in relation to the same period of last year.

Enel Distribución Sao Paulo’s other expenses by nature correspond to US$ 183 million with a US$ 38 million increase in relation to the same period of last year, mainly due to higher third-party service costs for the maintenance of lines and networks and other services.

Energy losses during December 2019 increased by 0.1 p.p. reaching 9.6 % in December 2019. The number of customers of Enel Distribución Sao Paulo reached 7.33 million as of December 2019, representing an increase of 104 thousand new customers compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Colombia

Codensa S.A.: (Mayor EBITDA por US$ 34 millones principalmente por

EBITDA of our subsidiary Codensa in Colombia reached US$ 557 million in December 2019, which represents a US$ 34 million increase in relation to the same period of the previous year. The main variables that explain such increase in the December 2019 results are described below:

Codensa S.A.: (US$ 15 million higher EBITDA mostly explained by higher energy sales due to increased average sale prices).

Codensa’s operating revenue decreased by US$ 48 million, or 2.8 % as of December 2019, mainly explained by US$ 172 million from lower conversion effects, due to the 11.1% devaluation of the Colombian peso in relation to the US dollar. This was partially offset by (i) a US$ 86 million increase mainly due to higher average price of US$ 79 million and a US$ 7 million increase from physical sales (+283 GWh), (ii) a US$ 28 million increase attributable to revenue from the rental of posts and ducts, lines and networks and (iii) US$ 8 million from fines and penalties to clients.

Codensa’s operating costs decreased by US$ 70 million or 6.8 % as of December 2019 and is mainly explained by US$ 104 million lower conversion effects due to the devaluation of the Colombian peso against the US dollar. The above was partially offset by (i) US$ 12 million increase in greater energy purchases, mainly due to higher average price of energy, (ii) a US$ 11 million increase in transport costs and (iii) US$ 11 million in variable services and supplies for line connections and maintenance charges.

Codensa’s staff expenses were in line with last year.

Codensa’s other expenses by nature decreased by US$ 11 million arising from the lower conversion effects due to the devaluation of the Colombian peso against the US dollar

Energy losses in December 2019 were in line in relation to the year before and reached 7.7%. Codensa had 3.53 million clients as of December 2019 which represents an increase of 88,000 new clients, as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Peru

EBITDA of our subsidiary Enel Distribución Perú S.A. reached US$ 257 million in December 2019 which represents a US$ 25 million increase in relation to the same period of the previous year.

Enel Distribución Peru S.A.: (US$ 25 million higher EBITDA mainly due to higher physical sales and tariff increases).

Enel Distribución Perú’s operating revenue increased by US$ 37 million principally explained by higher energy sales of US$ 61 million of which US$ 43 million relate to tariff increases and US$ 18 million to higher physical sales (+166 GWh). The above was offset by US$ 14 million related to lower conversion effects due to the 1.6 % devaluation of the new Peruvian sol in relation to the US dollar and US$ 7 million less for income in tolls.

Enel Distribución Perú’s operating costs increased by US$ 8 million which is mainly explained US$ 10 million from lower conversion effects due to the valuation of the new Peruvian sol offset by US$ 13 million from higher energy purchases to cover the demand and US$ 5 million of higher variable costs for line connections and maintenance charges.

Enel Distribución Perú’s staff expenses increased by US$ 1 million mainly due to end of contract payments and others.

Enel Distribución Perú’s other expenses by nature increased by US$ 3 million mainly due to higher costs related to third party service costs for line and network maintenance and other services.

Energy losses in December 2019 increased by 0.1 p.p. reaching 8.2%. Enel Distribución Perú had 1.43 million clients in December 2019 which represents an increase of 11,000 new clients, as compared to the same period of the previous year.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

The following table shows, by segment and by country, a summary of EBITDA, Depreciation Expenses, Amortization and Impairment, and EBIT for the subsidiaries of the Enel Américas Group during the periods ended as of December 31, 2019 and 2018.

	As of December 31, 2019			As of December 31, 2018
Segment	EBITDA	Depreciation, amortization and impairment	EBIT	EBITDA	Depreciation, amortization and impairment	EBIT
	(Million US$)

Generation and Transmission
Argentina	245	(90)	155	218	(62)	156
Brazil	321	(33)	288	243	(33)	210
Colombia	710	(73)	637	707	(74)	633
Peru	322	(67)	255	335	(65)	270
Total Generation and Transmission	1,598	(263)	1,335	1,503	(234)	1,268

Distribution
Argentina	307	(96)	211	179	(101)	78
Brazil	1,383	(677)	706	1,006	(398)	608
Colombia	557	(125)	432	523	(134)	389
Peru	257	(61)	196	232	(56)	176
Total Distribution	2,504	(959)	1,545	1,940	(689)	1,252
Less: consolidation adjustments and other activities	(108)	(3)	(111)	(85)	-	(85)
Total Consolidated Enel Américas	3,994	(1,225)	2,769	3,358	(923)	2,435

Depreciation, Amortization, Impairment

Depreciation, amortization and impairment totaled US$ 1,225 million in December er 2019 which represents a US$ 302 million increase in relation to the same period of 2018.

Depreciation and amortization reached US$ 948 million in December 2019 representing a US$ 86 million increase compared to same period of 2018. The above is mainly explained by (i) a US$ 112 million increase in the Grupo Enel Brasil principally due to the incorporation of Enel Distribución Sao Paulo into the Consolidation perimeter totaling US$ 88 million in relation to 2018 and US$ 20 million from higher depreciation in Enel Distribución Río for increased activations. The above was offset by US$ 30 million expense decrease in Argentinean subsidiaries due mainly to the conversion effects of the devaluation of the Argentine peso in relation to the US dollar.

The impairment losses of fixed assets increased by US$ 60 million in relation to the year before, totaling a profit of US$ 2 million during 2019 (return on impairment losses). The main variation is explained by an impairment loss reversal recorded in Enel Costanera of US$ 72 millionin 2018, which includes a conversion difference of the Argentine peso against the US dollar totaling US$ 28 million. This was partially offset by a US$4 millionimpairment loss recorded in Enel Generación Chocón in 2018, associated with motor generators, and a US$8 millionimpairment loss reversal in Codensa, associated with the Rio Negro Power Plant.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Impairment losses for the application of IFRS 9, on financial assets, totaled US$ 279 million as of December 2019, representing a US$ 157 million net increase as compared to 2018

This increase in impairment losses was mainly generated in the Enel Brasil Group, for US$ 170 million, and is mainly explained by the following:

i.               Higher impairment loss of US$ 66 million in Enel Distribución Sao Paulo, a company that entered the Group's consolidation perimeter in June 2018, and

ii.              Increased impairment in Enel Distribution Goiás of US$ 107 million, of which US$ 111 million is associated with accounts receivable in the state of Goiás.

These receivables are linked to the Goiás Distribution Contribution Fund (FUNAC), created by the state of Goiás in order to gather and allocate financial resources for reimbursement to Enel Distribución Goiás of contingency payments of any nature originating until the transfer to Eletrobrás of shareholding control, which occurred in January 2015. During 2019, the state of Goiás enacted a Law, which limits the coverage period from January 2015 to April 2012. The Group is taking all the necessary steps to maintain the rights acquired at the time of the Enel Distribución Goiás acquisition, which are guaranteed by the State of Goiás itself, as set out in the purchase and sale agreement signed on February 14, 2017. The appeals brought by the Group argue that the right to guarantee is legal and contractual, the actions of the state of Goiás being clearly illegal, considering quite remote the possibility that the legal actions will not result in a favorable ruling for the Company.

Having said that, considering that the legal process is still ongoing, and the conditions laid down in the international accounting legislation on the subject, at the end of the 2019 financial year, a US$ 111 million impairment loss of was recognized, corresponding to the amount of accounts receivable that were generated between the period of April 2012 and January 2015.

This is partially offset by a US$ 14 million lower impairment loss in the Argentine subsidiaries, mainly due to the devaluation of the Argentine peso in relation to the US dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

The following table shows the consolidated non-operating income from continued activities for the periods ended December 31, 2019 and 2018:

NON OPERATING INCOME CONTINUING OPERATIONS

	As of December 31
	2019	2018	Variation	Variation
	(US$ million)%
Financial Income
Argentina	122	108	14	13.0
Brazil	291	215	76	35.3
Colombia	12	20	(8)	(40.0)
Peru	9	9	-	-
Consolidation adjustments and other activities	16	6	10	(167.0)
Total Financial Income	450	358	92	25.6
Financial Costs
Argentina	(189)	(227)	38	16.7
Brazil	(679)	(615)	(64)	(10.4)
Colombia	(152)	(178)	26	14.6
Peru	(39)	(31)	(8)	(25.8)
Consolidation adjustments and other activities	(29)	(21)	(8)	(38.1)
Total Financial Costs	(1,088)	(1,072)	(16)	(1.5)
Foreign currency exchange differences, net
Argentina	104	107	(3)	2.8
Brazil	14	(32)	46	(143.8)
Colombia	-	(2)	2	100.0
Peru	-	4	(4)	100.0
Consolidation adjustments and other activities	20	34	(14)	(42.5)
Total Foreign currency exchange differences, net	137	111	26	(23.8)
Gain (Loss) for indexed assets and liabilities	124	270	(146)	(54.0)
Net Financial Income Enel Américas	(377)	(333)	(44)	(13.2)

	As of December 31
	2019	2018	Variation	Variation
Other Gain (Losses)	(US$ million)%
Argentina	1	-	1	100.0
Brazil	2	0	2	100.0
Colombia	0	0	0	-
Peru	11	0	11	100.0
Menos: Ajustes de consolidación y otras actividades de negocio	-	-	-	-
Total Other Gain (Losses)	14	-	14	100.0
Share of profit (loss) of associates accounted for using the equity method:
Argentina	-	3	(3)	(100.0)
Brazil	-	-	-	-
Colombia	-	0	0	0
Peru	-	-	-	-
Less: consolidation adjustments and other activities	(0)	0	-	-
Total Share of profit (loss) of associates accounted for using the equity method	(0)	3	(3)	(100.0)

Total Non Operating Income	14	3	11	363.7

Net Income Before Taxes	2,406	2,105	301	14.3
Income Tax
Enel Américas (holding)	(132)	(204)	71	(35.3)
Argentina	314	218	97	(44.0)
Brazil	(302)	(311)	9	2.9
Colombia	(126)	(134)	8	6.0
Peru	10	(7)	17	234.5
Total Income Tax	(236)	(438)	202	46.1
Net Income	2,170	1,667	503	30.2
Net Income attributable to owners of parent	1,614	1,201	413	34.4
Net income attributable to non-controlling interest	556	466	90	19.3

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Financial Income

Financial income reached a US$ 377 million loss as of December 2019, which represents a US$ 44 million increase in relation to the previous year. The foregoing is mostly explained by:

(a) Higher financial income of US$ 92 million mainly due to (i) US$ 52 million attributable to Enel Distribución Sao Paulo, a company incorporated into the consolidation perimeter in June 2018, mainly from financial income from the application of IFRS 12 of US$ 51 million, (ii) US$ 14 million in Enel Generación Fortaleza from financial updates of PIS/COFINS taxes receivable and (iii) US$ 42 million higher revenues in Grupo Generación Argentina mainly from accounts receivable from VOSA. The above was partially offset by lower income as a result of the conversion effects of the functional currencies of our foreign subsidiaries to the US dollar, mainly the Argentine peso totaling US$ 16 million.

(b) US$ 16 million increase in financial expenses mainly attributable to:: (i) US$ 54 million higher expenses due to the incorporation of Enel Distribución Sao Paulo into the consolidation perimeter in June 2018, that correspond mainly to the US$ 29 million of its financial debt, a US$ 33 million of post-employment provisions , and all the above offset by US$ 12 million due to the conversion effect of the devaluation of the Brazilian Real and (ii) higher financial expenses in Enel Brasil of US$ 74 million related to the debt with Enel Financie International for the purchase of Enel Distribución Sao Paulo.

This is partially offset by lower financial expenses in (i) Emgesa of US$ 22 million, for debt, bonds and conversion effects, (ii) US$ 25 million lower expenditures in Enel Sudeste, for bank commissions and debts and conversion effects, (iii) US$ 14 million lower expenditure in Enel Distribución Rio for bank debts and conversion effects, (iv) US$ 11 million in Enel Américas Holding for lower debts, (v) US$ 8 million in Grupo Enel Peru for lower debts, (vi) US$ 6 million in Edesur for minor CAMMESA debt updates and conversion effects, (vii) in Codensa for US$ 4 million for lower debt and conversion effects, (viii) in Enel Generación Fortaleza for US$ 4 million for lower debts and conversion effects, (ix) US$ 3 million in Enel Generación Costanera for lower debt to Mitsubishi and conversion effects, and (x) approximately US$ 15 million difference corresponding to the currency conversion effects in the different countries in which we operate.

(c) a US$ 146 million decrease in results from readjustments corresponding to the profit generated by the application of IAS 29 in Argentina. It reflects the net balance arising from implementing inflation to non-monetary assets and liabilities and result accounts that are not determined on a current basis converted to US Dollars at year-end Exchange rate.

(d) US$ 26 million increase in revenue from exchange rate difference as compared to the year before, mainly due to (i) US$ 47 million positive exchange rates for transactions between related companies denominated in US$ for financing given by Enel Américas to Enel Brasil, (ii) US$ 48 million generated from positive change related to receivables in foreign currencies for VOSA credits in Argentina, of which Enel Generación Costanera contributed US$ 19 million, Enel Generación el Chocón US$ 20 million and Central Dock Sud US$ 9 million. This was partially offset by US$ 69 million as a result of the devaluation of the Argentine peso against the US dollar.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Corporate Taxes

The gains tax levied on companies’ profits reached US$ 236 million on December 31 2019 and is US$ 202 less in relation to the same period of the same year, mainly due to: (i) decreased expenses in Enel Distribución Sao Paulo, a company entered the consolidation perimeter as of the month of June 2018, of US$ 478 million of which US$ 553 million originated in profits from deferred taxes stemming from the merger with Enel Sudeste, compensating by higher current taxes due to US$ 75 million in increased profits, (ii) US$ 25 million in Central Dock Sud explained mainly by a tax benefit arising from the revaluing of its non-monetary assets and liabilities, (iii) US$ 30 million in Enel Generación el Chocón mainly explained by lower conversion effects due to the devaluation of the Argentine peso against the US dollar of US$ 19 million and lower taxes of US$11 million due to lower results compared to the previous year, (iv) US$ 25 million in Edesur mainly from US$ 39 million conversion effects due to the devaluation of the Argentine peso against the US dollar, offset by US$ 14 million higher spending from better results in 2019, and (v) US$ 17 million lower spending in Enel Américas mainly for tax return for the previous period and higher tax credit.

This was partially offset by higher tax expenses (i) US$ 307 million in Enel Distribución Goiás due to US$ 347 million deferred tax record on tax loss recorded in 2018, offset by taxes recorded as a result of the impairment of the account receivable from the state of Goiás (FUNAC) of US$ 37 million, (ii) US$ 43 million in Enel Generacion Fortaleza for better financial results, (iii) US$ 30 million in Enel Brasil for improved effects resulting from exchange variations and tax damage, and (iv) US$ 7 million in Enel Generación Costanera mainly explained by the effect of higher deferred tax expenditure for non-application of the tax rate reduction in the tax reform from 30% to 25%,initially planned for 2019 but which was postponed until 2022.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

ANALYSIS OF THE FINANCIAL STATEMENT

Assets
	December 2019	December 2018	Variation	Variation
	(US$ million)%

Current Assets	6,581	6,384	197	3.1%
Non current Assets	23,195	21,012	2,183	10.4%

Total Assets	29,776	27,396	2,380	8.7%

Enel Américas’ total assets as of December 31, 2019 increased by US$ 2,380 millionas compared to the total assets held on December 31, 2018, mainly as a result of:

Current assets increased by US$ 197 million, equivalent to 3.1%, mostly explained by

•       A US$ 35 million cash and cash equivalents increase composed mainly of: (i) US$ 2,465 net income from operational flows corresponding to charges for sales and services, net of supplier payments and others, (ii) US$ 823 million in net outgoings for financing activities corresponding to: US$ 3,000 million finance due to a capital increase in Enel Américas net of collocation costs, US$ 4,899 million for financing of which US$ 3,186 million correspond to bank loans, and US$ 1,713 million to bonds and US$ 121 million in other cash inflows.

•       This was partially offset by loan payments of US$ 4,782 million, which includes US$ 3,732 million in bank credit payments, US$ 995 million in bonds and US$ 55 million from other sources of financing, dividend payment of US$ 724 million, interest payment of US$ 615 million, lease liability payments of US$ 59 million, debt payment with Enel Finance International (EFI) for the purchase of Enel Distribución Sao Paulo for US $2,662 million, which was carried out with funds raised by a capital Increase in Enel Américas and (iii) US $1,538 million in net cash outflows corresponding to: disbursements for the incorporation of plant, equipment and properties totaling US$ 892 million, US$ 767 million payments for the incorporation of intangible assets, payments from futures contracts, term, options and financial swaps totaling US$ 4 million, US$ 245 million 90 plus days investments, US$ 35 million additional minority buyout in Enel Distribución Sao Paulo and other outflows totaling US$ 7 million. These investment cash outflows were offset by: US$ 112 million Interest received, 90 plus days investment interest of US$ 285 million, other US$ 15 million inflows and US$ 70 million because of the variation of the exchange rate in cash and cash equivalents.

•       A US$ 90 million decrease in other current financial assets mainly consisting of 90+ day collocations as follows: (i) EPG Volta Grande of US$ 45 million, (ii) Enel Brasil of US$ 20 million and (iii) Emgesa of US$ 21 million.

•       A US$ 178 million increase in other current non-financial assets mainly consisting of the recognition of PIS/COFINS effect on VAT in (i) Enel Distribución Sao Paulo of US$ 158 million and (ii) in Enel Generación Fortaleza of US$ 13 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

•      US$ 57 million increase in current stock, corresponding mainly to material purchase for electric infrastructure maintenance in Codensa of US$ 21 million and Enel Distribución Goiás of US$ 32 million.

•      A US$ 56 million Increase in Other Assets for Current Taxes mainly corresponding to the increase in Monthly Provisional Payments (MPP)

•       A US$ 2,183 million increase of Non-current assets equivalent to 10.4%, mainly due to:

A US$ 253 million increase in Other non-current financial assets mainly due to an increase in accounts receivable in distribution companies in Brazil due to the application of IFRS 12.

A US$ 1,595 million increase in Other Non-financial and Non-current assets mainly from tax recognition for recovery in Enel Distribución Sao Paulo and Enel Distribución Ceará of US$ 1,244 million and US$ 360 million, respectively, as a result of a ruling of the supreme court in Brazil that granted the right to our subsidiaries to recover certain taxes that, following a market practice, were overpaid in the past (PIN/COFINS). The point in question is that the basis for determining these taxes included the ICMS tax, a situation which has now been resolved.

The overpayment of PIS/COFINS taxes was also passed on at the time to the end customers, so simultaneously with the recognition of these taxes to recover, our subsidiaries have recognized a regulatory liability for the same amounts as the ones indicated above, net of any costs incurred by the Companies in these court proceedings. (See page 36 of this document explaining the increase in commercial accounts payable and other non-current payables).

The amounts indicated above were partially offset by the effects of the currency devaluation in relation to the US dollar.

A US$ 319 million decrease in commercial receivables and other non-current receivables mainly from: (i) the decrease of regulatory assets in Enel Distribución Sao Paulo of US$ 107 million for short term transfers, (ii) US$ 110 million impairment of accounts receivable from the state of Goiás (FUNAC) and (ii) an additional decrease in receivables for the devaluation of currencies against the US dollar, especially in Argentina, with reference to the receivables from the generation companies to VOSA and FONINVEMEN, where the effect totaled US $ 97 million.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

•       A US$ 299 million decrease in Intangible Assets other than capital gains consisting mainly of (i) a US$ 212 million decrease due to the conversion effects of the U.S. dollar from each subsidiary's functional currencies, (ii) depreciation and impairment losses of US$ 466 million and (iii) US$ 299 million in other decreases mainly for transfers to financial assets to be recovered at the end of the concession and (iv) US$ 15 million in withdrawals. This was partially offset by (i) a US$ 686 million increase for new investments, (ii) US$ 7 million other increases as a result of the application of IAS 29 in our Argentine subsidiaries.

•       A US$ 33 million decrease in Value mainly explained by the conversion effects of the US dollar from the functional currencies of each subsidiary.

•       A US$ 332 million increase in properties, plants and equipment consisting mainly of (i) US$ 708 million decrease due to the conversion effects of the US dollar from the functional currencies of each subsidiary, (ii) a US$ 499 million depreciation and impairment losses and (iii) US$ 12 million from asset withdrawal. This was partially offset by (i) a US$ 796 million increase for new investments, (ii) initial valuation of usage rights of US$ 72 million from the application IFRS 16 "Leases" (hereinafter IFRS 16), (iii) US$ 614 million in other increases as a result of the application of IAS 29 in our Argentine subsidiaries, and (iv) US$ 67 million other various increases.

•       Increase in Deferred Tax Assets of US$ 655 million, mainly explained by the increase in Enel Distribución Sao Paulo of US$ 616 million, of which US$ 553 million arose from the merger with Enel Sudeste. The difference corresponds to related assets due to an increase in litigation and other provisions.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Liabilities and Equity
	December 2019	December 2018	Variation	Variation
	(US$ million)%

Current Liabilities	6,736	9,650	(2,914)	(30.2%)
Non Current Liabilities	10,794	8,914	1,880	21.1%

Total Equity	12,246	8,832	3,414	38.7%
attributable to owners of parent company	9,966	6,724	3,242	48.2%
attributable to non-controlling interest	2,280	2,108	172	8.2%

Total Liabilities and Equity	29,776	27,396	2,380	8.7%

Enel Américas’ total liabilities and equity as of December 31, 2019 increased by US$ 2,380 million as compared to the total liabilities and equity as of December 2018, mostly attributable to:

      Current liabilities decreased by US$ 2,914 million, explained mainly by:

A US$ 158 million decrease in Other current financial liabilities which is basically explained by:

(i) US$ 247 million decrease in EGP Volta Grande for debt repayment with BNP, (ii) US$ 80 million decrease in Codensa, mainly for bank credits payments and bonds of US$ 136 million, offset by an increase of US$ 62 million from long-term transfer , (iii) US$ 134 million decrease in Emgesa for bond and other loans of US129 million and (iv) US$ 26 million decrease in Grupo Enel Peru, for debt payment Scotiabank .

This is partially offset by: (i) a US$ 234 million increase in Enel Distribución Goiás, mainly due to transfers from long term totaling US$ 263 million, new loans of US$ 422 million offset by US$ 436 million loan payments and (ii) US$ 60 million increase in Enel Generation Fortaleza and US$ 32 million in Enel Distribución Rio mainly for the transfer of credit obligations from long term.

A US$ 196 million decrease in commercial accounts and other current payables which is mainly explained by: (i) a US$ 220 million decrease in Edesur of which US$ 204 million is explained by the conversion effects related to the devaluation of the Argentine peso against the US dollar, US$ 190 million for fine pardon, offset by US$ 91 million stemming from the regulatory agreement signed with the Argentine National State and US$ 82 million from higher payables to suppliers for energy purchases, (ii) US$ 23 million decrease in Chocón of which US$ 10 million corresponds to conversion effects from the devaluation of the Argentine peso against the US dollar and US$ 13 million lower payables to CAMMESA for interest (iii) US$ 22 million decrease in Costanera of which US$ 33 million is due to the conversion effects of the devaluation of the Argentine peso against the US dollar, offset by US$ 11 million from higher accounts payable to suppliers for maintenance, and (iv) US$ 22 million decrease in Central Docksud mainly from the conversion effects of the devaluation of the Argentine peso against the US dollar totaling US$ 19 million and US$ 5 million payments to suppliers.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

This was partially offset by US$ 107 million in Grupo Enel Brasil, mainly due to: (i) US$ 159 million in Enel Distribución Sao Paulo mainly because of increased energy purchase from suppliers totaling US$ 198 million, offset by US$ 39 million due to the conversion effects of the devaluation of the Argentine peso against the US dollar. This was partially offset by a US$ 53 million decrease in Enel Distribución Goiás, mainly from supplier payments for energy purchases and the conversion effects of the Brazilian real against the US dollar.

A US$ 2,502 million decrease in accounts payable to current related entities mainly for debt payment that Enel Brasil had with Enel Finance International (EFI), for the purchase of Enel Distribución Sao Paulo totaling US$ 2,662 million, a payment that was carried out using funds raised by a capital increase of Enel Américas.

A US$ 137 million decrease in other current provisions mainly related to (i) a US$ 87 million decrease in Edesur of which US$ 35 million are related to financial updates, US$ 49 million for the conversion effects from the devaluation of the Argentine peso against the US dollar, a US$ 6 million decrease in penalty provisions for service quality and safety on public roads and US$ 8 million for long-term reclassifications, offset by US$ 11 million from increased provisions for labor and civil litigations and (ii) a US$ 50 million decrease in Enel Distribución Sao Paulo, which is explained by the US$ 82 million transfer of the debt of Eletrobras to commercial payables, US$ 6 million for the conversion effects against the US dollar and US$ 26 million in labor and civil provisions payments offset by US$ 58 million provisions from long term.

      A US$ 1,880 million increase in Non-Current Liabilities equivalent to a 21.1% variation explained mainly by:

    Increase in other non-current financial liabilities (financial debt and derivatives) for US $ 269 million, mainly explained by (i) US$ 177 million increase in the EGP Volta Grande debt for the issuance of new bond debt, (ii) US$ 141 million debt increase of Enel Distribution Ceará for new bond issuance of US$ 165 million and a US$ 20 million new loan. This was partially offset by US$ 31 million short-term loan transfers and US$ 15 million from the conversion effect of the Brazilian real against the US dollar, (iii) US$ 58 million increase in Enel Distribución Rio for obtaining new loans by US$ 61 million, plus the US$ 8 million application of the effect of IFRS 16, offset by the conversion effects of the Brazilian real against the US dollar of US$ 19 million, (iv) US$ 100 million increase in Codensa, mainly due to new US$ 146 million Bond issuances, plus the implementation effect of IFRS 16 of US$ 4 million and $18 million in new loans, offset by short-term transfers of US$ 62 million and US$ 6 million from the conversion effect of the devaluation of the Colombian peso against the US dollar.

This was partially offset by (i) US$ 118 million decrease in Emgesa, mainly US$ 36 million loan payments , US$ 72 million from debt transfer for short term bonds and US$ 10 millionfrom the conversion effect of the Colombian peso in relation to the US dollarand(ii) US$ 79 milliondecrease inEnel Distribución Goiás mainly explained by short-term loan transfer of US$ 263 million, US$ 12 millionfrom theconversion effect of the Brazilian real against the US dollar, offset by US$190 millionin new loans plus US$ 6 millionin theimplementation effectof IFRS 16.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

      A US$ 1,403 million increase in commercial accounts and other non-current payables which is mainly explained by US$ 1,244 million for the recognition of new liabilities in Enel Distribución Sao Paulo and US$ 360 million in Enel Distribución Ceará which represent amounts that our subsidiaries must return to their customers as they recover certain taxes that were overpaid in the past, net of any costs incurred by the Companies in the court proceedings associated with this matter (See page 35 of this document in Increase of Other non-current non-financial Assets) offset by a US$ 124 million decrease in Enel Distribución Goiás mainly from short-term transfer of regulatory liabilities, less the conversion effects of the devaluation of local currencies against the US dollar.

      A US$ 388 million decrease in other non-current provisions explained mainly by (i) US$ 380 million in Enel Distribución Sao Paulo due to Eletrobrás debt transfer to long-term accounts payable of US$ 332 million, US$ 20 million conversion effects and US$ 22 million reduction of occupational risks and, (ii) US$ 52 million decrease in Enel Distribución Goiás mainly for provisions for payments of legal and labor lawsuits totaling US$ 92 million, plus US$ 11 million conversion effects that were partially offset by a US$ 51 million increase in civil and labor contingency provisions. The above was partially offset by a US$ 34 million increase in the Enel Peru Group mainly from higher decommissioning provisions.

      US$ 98 million increase in Deferred Tax Liabilities, which is mainly explained by (i) US$ 69 million increase in Argentine subsidiaries mainly generated by the application of IAS 29 in the balance sheet items (mainly fixed assets), (ii) US$ 20 million increase in Emgesa from fixed asset and tax provisions and (iii) US$ 9 million increase in EGP Volta Grande for tax increase related to lower provisions.

      US$ 493 million increase in provisions for benefits to non-current employees which is mainly explained by US$ 483 million increase in Enel Distribución Sao Paulo, as a result of the actuarial valuation at the end of the year.

      Total Equity increased by US$ 3,414 million explained by:

Equity attributable to the property (shareholders) of the controller increased US$ 3,242 million mainly due to (i) a US$ 1,614 million increase in profits during the period, (ii) a US$ 3,000 million Enel Américas’ capital increase, net of costs. This was partially offset by (i) a US$ 411 million increase of other miscellaneous reserves mainly US$ 617 million related to the conversion differences offset by US$ 203 million related to the application of IAS 29 in "hyperinflationary economies" in Argentina and  US$ 3 million of other reserves, (ii) US$ 604 million decrease in dividend payment and (iii) US$ 377 million increase in reserves from application of IAS 19 "Employee benefits" due to actuarial loss registration.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Non-controlling shareholdings increased by US$ 172 million and can be explained mainly by (i) a US$ 556 million increase in profits during the period offset by (ii) US$ 58 million increase of other miscellaneous reserves due to the application of IAS 29 in "hyperinflationary economies" in Argentina, (iii) a US$ 289 million decrease in dividend payment and (ii) a US$ 153 million decrease of comprehensive profits.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

The development of the main financial indicators is as follows

Indicator		Unit	12/31/2019	12/31/2018	12/31/2018	Change	% Change

Liquidity	Current liquidity (1)	Times	0.98	0.66		0.32	47.7%
	Acid ratio test (2)	Times	0.92	0.63		0.29	46.6%
	Working Capítal	MMUSD	(155)	(3,267)		3,112	(95.3%)
Leverage	Leverage (3)	Times	1.43	2.10		(0.7)	(31.9%)
	Short Term Debt (4)%		38.4%	52.0%		(13.6)	(26.1%)
	Long Term Debt (5)%		61.6%	48.0%		13.6	28.2%
	Financial Expenses Coverage (6)	Times	4.83		4.86	(0.03)	(0.5%)
Profitability	Operating Income/Operating Revenues	%	19.3%		18.5%	0.8	4.6%
	ROE (annualized) (7)%		19.3%		18.2%	1.1	5.9%
	ROA (annualized) (8)%		7.6%		7.0%	0.6	8.1%
(1) Corresponds to the ratio between (i) Current Assets and (ii) Current Liabilities.
(2) Corresponds to the ratio between (i) Current Assets net of Inventories and anticipated Expenses and (ii) Current Liabilities.
(3) Corresponds to the ratio between (i) Total Liabilities and (ii) Total Equity.
(4) Corresponds to the proportion of (i) Current Liabilities in relation to (ii) Total Liabilities
(5) Corresponds to the proportion of (i) Non-Current Liabilities in relation to (ii) Total Liabilities.
(6) Corresponds to the ratio between (i) the Gross Operating Income and (ii) Net financial result of Financial Income.

(7) Corresponds to the ratio between (i) Net Income attributable to owners of parent for 12 mobile months as of September 30 and (ii) the average between Equity attributable to owners of parent at the beginning of the period and at the end of the period.

(8) Corresponds to the ratio between (i) total result for 12 mobile months as of September 30 and (ii) the average of total assets at the beginning of the period and at the end of the period.

The Company’s Current liquidity as of December 31, 2019 reached 0.98 times, showing a 47.7 % increase in relation to December 2018, mostly explained by decreased current liabilities as a result of the payment of credits obtained for the acquisition of Enel Distribución Sao Paulo

The Company’s Acid Test as of December 31, 2019 reached 0.92 times, showing a 46.6 % increase in relation to December 2018, mostly explained by decreased current liabilities

- The Company’s Working capital as of December 31, 2019 was US$ -155 million showing an improvement in relation to December 31, 2018 when it reached US$ -3,267 also related to the decrease of current liabilities.

- The Company’s Leverage (indebtedness ratio) stood at 1.43 times as of December 31, 2019, a 31.9% increase in relation to December 31, 2018 mostly on account of the increased current liabilities.

- The Hedging of financial costs as of the period that ended on December 31, 2019 was 4.83 times, which represents a 0.5 % decrease as compared to the same period of the previous year, mainly because of higher financial costs.

- The Return-on-equity (profitability) index, measured in terms of operating income over operating revenues decreased by 19.3% on December 31, 2019.

- The Return-on-equity of the controller’s property owners (shareholders) was 19.3% representing a 5.9 % increase as a result of an increase in the income attributable to the property owners for the previous period.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

- The Return-on-assets stood at 7.6% as of December 31, 2019 representing an 8.1% increase mostly due to income increase for the period in relation to the same period of the year before.

MAIN CASH FLOWS

The Company’s net cash flows were negative as of December 31, 2019 and reached US$105 million which represents a US$ 537 million decrease in relation to the same period of the previous year.

The main variables on account of the flows of the operation, investment and financing activities that explain this decrease in net cash flows, as compared to December 2018 are described below:

Net Cash Flow
	December 2019	December 2018	Variation	Variation
	(US$ million)%

From Operating Activities	2,528	1,844	684	37.1%

From Investing Activities	(1,600)	(3,069)	1,469	(47.9%)

From Financing Activities	(823)	1,867	(2,690)	(144.1%)

Total Net Cash Flow	105	642	(536)	(83.6%)

The net cash flows stemming from operating activities totaled US$ 2,528 million in December 2019, representing a 37.1% increase in relation to the same period of the previous year. This variation is mostly explained by an increase in the type of collections for operations activities mainly in (i) US$ 1,963 million increase in collections from the sale and provision of services, (ii) a US$ 76 million charge increase for operations activities, (iii) US$ 21 million lower from charges related to premiums, services, annual fees and other benefits from endorsed policies and (iv) US$ 11 million less from royalties and commissions. These effects were partially offset by the type of cash payments from operations mainly from (i) US$ 746 million more in payments to suppliers for the supply of goods and services, (ii) US$ 81 million more in payments to and on behalf of employees, (iii) US$ 496 million more in other payments for operation activities (iv) US$ 32 million more in other cash outgoings and (vi) US$ 32 million less in income tax payments.

The net cash flows coming from (used in) investment activities were outgoings totaling US$ 1,600 million as of December 2019, stemming mainly from (i) US$ 892 million for the incorporation of plants and equipment, (ii) US$ 767 incorporation of intangible assets, (iii) US$ 4 million payments arising from forward-looking, option-sharing and financial swap contracts (iv) US$ 245 million in 90 days + investments and (v) US$ 98 million additional purchase of non-controlling interests (Enel Sao Paulo) and (vi) US$ 7 million of other outflows. These investment cash flow outflows were offset by (i) US$ 112 million of Interest received, (ii) US$ 285 million for redemption of investments payments of 90 days+ and (iii) US$ 16 million from other income.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

The net cash flows coming from (used in) financing activities were outgoings totaling US$ 823 million as of December 2019, stemming mainly from (i) US$ 3,000 million Enel Américas’ capital increase, net of collocation costs, (ii) US$ 4,899 million of financing of which US$ 3,186 million corresponds to bank loans and US$1,713 million in bonds. This was partially offset by (i) US$ 4,782 million of loan payments of which US$ 3,732 million was for bank credit payments, US$ 995 million in bonds and US$ 55 million from other sources of financing, (ii) US$ 724 million of dividend payments, (iii) US$ 615 million of interest payments, (iv) US$ 59 million of payments of financial lease liabilities ,(v) US$ 2,662 million of debt payment to Enel Finance International (EFI) for the purchase of Enel Distribución Sao Paulo, payment made with the funds raised by Enel Américas in its capital increase and (vi) US$ 120 million of other cash inflows.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Below we present the Disbursements of the Incorporation of Properties, Plants and Equipment and their Depreciation for the periods ended in December 2019 and 2018.

PROPERTY, PLANTS AND EQUIPMENT INFORMATION BY COMPANY
(million US$)

Company	Payments for additions of Property, plant and equipment		Depreciation
	2019	2018	2019	2018

Enel Generación Chocon S.A.	0	2	15	17
Enel Generación Costanera	6	13	40	77
Emgesa S.A.E.S.P	108	91	74	73
Enel Generación Perú	43	56	50	52
Enel Distribución Goiás (Celg)	187	185	81	88
EGP Cachoeira Dourada	4	3	7	7
Enel Generación Fortaleza	19	9	14	10
Enel Cien	2	2	12	16
Enel Distribución Sao Paulo S.A.	221	225	201	113
Edesur S.A.	186	87	54	52
Enel Distribución Perú S.A.	165	112	57	52
Enel Distribución Rio (Ampla) (*)	181	175	104	84
Enel Distribución Ceara (Coelce) (*)	173	209	65	58
Codensa S.A.	306	316	122	120
Enel Trading Argentina S.R.L.	0	1	0	0
Central Dock Sud S.A.	34	42	31	25
Enel Generación Piura S.A.	5	6	11	12
Holding Enel Americas y Sociedades de Inversión	18	8	10	6

Total	1,659	1,541	948	862

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

MAIN RISKS RELATED TO THE ACTIVITIES OF ENEL AMÉRICAS GROUP S.A.

The Group’s operations are subject to a broad set of governmental regulations, and any changes introduced in them might affect their operations, economic situation and operating income.

The Group’s operative subsidiaries are subject to a wide range of tariff regulations and other aspects that govern their operations in the countries in which they operate. Consequently, the introduction of new laws or regulations, such as the modification of laws or regulations currently in effect, could impact their operations, economic situation and operating results.

Such new laws or regulations sometimes modify regulatory aspects that may affect existing entitlements; which, as the case might be, may adversely affect the group’s future results.

The Group’s activities are subject to wide-ranging environmental regulations that Enel Américas continuously complies with. Eventual modifications introduced to such regulations could impact its operations, economic situation and operating income.

Enel Américas and its operative subsidiaries are subject to environmental regulations; which, among other things, require preparing and submitting Environmental Impact Studies for projects under study, obtaining licenses, permits and other mandatory authorizations and complying with all the requirements imposed by such licenses, permits and regulations. Just as with any regulated company, Enel Américas cannot guarantee that:

     Public authorities will approve such environmental impact studies;

     Public opposition will not derive in delays or modifications to any proposed project;

     Laws or regulations will not be modified or interpreted in a manner such as to increase expenses or affect the Group’s operations, plants or plans.

The Group’s Commercial activity has been planned to moderate eventual impacts resulting from changes in the hydrologic conditions.

Enel Américas Group’s operations include hydroelectric generation and, therefore, they depend from the hydrological conditions that exist at each moment in the broad geographical areas where the Group’s hydroelectric generation facilities are located. If the hydrological conditions generate droughts or other conditions that may negatively impact hydroelectric generation, then, the outcome will be adversely affected, reason why Enel has established -as an essential part of its commercial policy - to refrain from contractually committing 100% of its generation capacity. The electric business, in turn, is also affected by atmospheric conditions such as mean temperatures that condition consumption.

Depending on weather conditions, differences may arise in the margins obtained by the business.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

The financial situation and result of the operations may be adversely affected if the exposure to interest rate fluctuations, commodity prices and foreign exchange rates are not effectively managed.

RISK MANAGEMENT POLICY

The companies that are part of the Enel Américas Group are exposed to certain risks managed through the application of systems of identification, measurement, limitation of concentration and supervision.

Among the basic principles defined by the Group when establishing risk management policies are the following:

-             Compliance with the good corporate governance standards.

-             Strictly compliance with the Group’s whole regulatory system

-             Each business and corporate area define:

                                    I.    The markets in which it can operate according to the knowledge and capacity that are sufficient to guarantee efficient risk management.

                                   II.    Criteria related to counterparts.

                                 III.    Authorized operators.

-        For each market in which they operate business and corporate areas establish their predisposition to risk consistent with the defined strategy.

-         All operations of corporate areas and business operate within the limits approved in each case.

-        Business, corporate areas, lines of business and companies establish risk management controls to ensure that markets transactions are carried out in accordance with the policies, standards and procedures of Enel Américas .

21.1 Interest Rate Risk

Interest rate fluctuations modify the fair value of those assets and liabilities that accrue a fixed rate of interest, as well as the future flows of assets and liabilities indexed at a variable rate of interest.

The aim of managing the interest rate risk is to reach a debt structure equilibrium that would enable minimizing debt costs while reducing Income Statement volatility.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Depending on the Group’s estimates and on the objectives of its debt structure, various hedging operations are performed by contracting derivatives to mitigate such risks. The instruments currently used are rate swaps of variable rates to fixed rates.

The comparative structure of the financial debt of the Enel Américas Group, according to fixed and/or protected and variable rates of interest over total gross debt, after the derivative contracts, is the following:

Gross position

	12-31-2019%	12-31-2018%
Fixed Interest Rate	39%	59%

21.2 Foreign exchange rate risk

The risks of exchange rates correspond, fundamentally, with the following transactions:

-       Debt contracted by Group companies denominated in currencies other than those in which their cash flows are indexed.

-       Payments to be made in currencies other than those in which their cash flows are indexed, for material purchases associated to projects and payment of corporate insurance policy premiums, amongst others.

-        Income of the Group’s companies directly linked to the fluctuation of currencies other than those of its own cash flows.

-       Cash flows from foreign subsidiaries to parent companies in Chile exposed to foreign exchange rate variations.

In order to mitigate the foreign exchange rate risk, the hedging policy of the Enel Américas Group regarding foreign exchange rates is based on cash flows and aims at maintaining a balance between US$-indexed flows, or local currencies if there are any, and the level of assets and liabilities in such currency. The objective is to minimize the exposure of cash flows to foreign exchange rate variations.

The instruments currently used in compliance with the policy are: cross-currency swaps and foreign exchange rate forwards. Similarly, the policy seeks to refinance debt in each company’s operating currency.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

21.3 Commodities risk.

The Enel Américas Group might be exposed to the risk of price variations of certain commodities, primarily through:

-                Fuel purchases in the process of electric energy generation.

-                Spot energy purchases in local markets.

In order to reduce the risk under extreme drought conditions, the Group has designed a commercial policy that defines sale commitment levels in line with the capacity of its generating centrals during a dry year, by including risk mitigation clauses in some contracts with free clients. In the case of regulated clients subject to long-term tender processes, indexing polynomials are determined in order to reduce commodity exposure.

In consideration of the operative conditions confronted by the electricity generation market, plus the drought and commodity price volatility in international markets, the Company is continuously checking the convenience of hedging the impact of these price variations in its income.

As of December 31 2019, 5.28 GWh in energy futures purchases have been settled in order to hedge portfolio contracts.

As of December 31, 2018, there were contracts for the purchase of energy futures in place totaling 5.28 GWh. Said purchases support an energy sale contract in the wholesale market. As of December 31, 2018, 10.92 GWh in sale contracts and 7.2 GWh energy futures purchases have been settled.

21.4 Liquidity Risk

The Group maintains a liquidity policy that consists in contracting long-term credit commitment facilities and temporary financial investments for amounts sufficient to support the projected needs of a given period; which, in turn, is a function of the overall situation and expectations of the debt and capital markets.

The above-mentioned projected needs include maturities of net financial debt; namely, after financial derivatives. For additional information regarding the characteristics and the terms and conditions of such financial debt and financial derivatives (see notes 20 and 22).

As of December 31, 2019, the Enel Américas Group held a liquidity position of MUS$ 1,938,997 million in cash and other equivalents and MUS$ 706,000 million in long-term credit lines available unconditionally. As of December 31, 2018, the Enel Américas Group’s liquidity position totaled MUS$ 1,904,285 in cash and cash equivalents and MUS$ 1,000,000 in unconditionally-available long-term lines of credit.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

21.5 Credit Risk

The Enel Américas Group monitors its credit risks continuously and in detail.

Commercial accounts receivable:

In relation to the credit risks of accounts receivable from commercial activities, this is a risk that has been historically quite limited since the short collection term afforded our clients prevents significant individual accumulation. The foregoing is applied to both our electricity generation and distribution lines of business.

In our electricity generation line of business, in certain countries, when confronted to payment defaults it is possible to cut off supply, and almost every contract establishes non-payment as a cause for contract termination. To that effect, we continuously monitor the credit risk and measure the maximum amounts exposed to payment risk; which, as said earlier, are quite limited.

Our electricity distribution companies are authorized, in all cases, to cut off supply to non-performing customers, which is applied in line with the current regulations of each country; all of which facilitates the credit risk evaluation and control process; which, to be sure, is just as limited.

Assets of a financial nature:

Cash surpluses are invested in top domestic and foreign financial institutions with pre-established limits per institution.

In our selection of banks for investments, we consider those ranked with investment grade according to the three top international risk classification agencies (Moody’s, S&P and Fitch).

Our placements may be backed up with treasury bonds of those countries in which we operate and/or bank notes issued by top banks, preferring the latter since they offer better returns (always framed within current placement policies).

21.6 Risk Management

The Enel Américas Group prepares a Value at Risk measurement for its own debt positions and financial derivatives, with the purpose of monitoring the risk assumed by the company, thus circumscribing Income Statement volatility.

The portfolio of the positions included for the purposes of calculating the present Value at Risk, is comprised of:

-                Financial debt.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

-                Derivatives for debt hedging

The calculated Value at Risk represents the possible value variation of the above-described positions portfolio within one quarter with 95% certainty. To that effect we have studied the volatility of the risk variables that affect the value of the position’s portfolio, which includes:

-                The USS Libor rate of interest.

-                The various currencies in which our companies operate, the habitual local indices of bank practices.

-                The exchange rates of the different currencies implied in the calculation.

The Value at Risk calculation is based on the extrapolation of future market value scenarios (one quarter out) of the risk variables based on real observations for the same period (quarter) through a 5-year period.

The Value at Risk for the next quarter, with 95% confidence level, is calculated as the percentile of the most adverse 5% of the possible quarterly variations.

Considering the scenarios described above, the Risk Value in a quarter, of the above-mentioned positions, corresponds to MUS$ 361,000.

This value represents the potential increase in the debt and derivatives portfolio, therefore this value at risk is intrinsically related, among other factors, to the value of the portfolio at the end of each quarter.

Other risks

As is the habitual practice in bank credits and capital market operations, a portion of the financial indebtedness of Enel Américas is subject to cross-default provisions. If certain defaults are not indeed remedied, they may result in a cross-default situation and certain liabilities of Enel Américas may eventually become callable.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary, of a capital amount in excess of US$ 150 million, may lead to the forced acceleration payment of the bank credit pursuant the law of the State of New York. In addition, this appropriation contains provisions according to which certain events other than non-payment, in Enel Américas, such as bankruptcy, insolvency, court ordered judgments adverse amounting to more than US$150 million, among others, could result in the declaration of acceleration of those credits.

The non-payment of debt following any applicable grace period of any debt of Enel Américas either individual or of any important subsidiary (as defined by contract) with an unpaid capital whose amount is in excess of US$ 150 million, or its equivalent in other currencies, may lead to the forced acceleration payment of a substantial part of the Yankee Bonds.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

Finally, in the case of local bonds of Enel Américas, the early payment of these debts, it triggered only by breach of the issuer or debtor, i.e. Enel Américas not referring to their foreign subsidiaries. In the case of local bonds, the cross default may be triggered in cases where the amount in arrears exceeding 3% of Total Consolidated Assets, either on an individual debt or debt at the aggregate level.

There are no provisions in the credit agreements by means of which changes in the corporate classification of the debt of Enel Américas by risk classification agencies may generate an obligation to make debt prepayments.

BOOK VALUE AND ECONOMIC VALUE OF ASSETS

In relation to the assets of higher importance, the following should be noted:

Real estate properties, plant and equipment are valued at their purchasing cost, net of their corresponding accumulated depreciation and losses experienced on account of depreciation. Real estate properties, plant and equipment, net of their residual value, as the case might be, are depreciated lineally by distributing the cost of their different integral elements over their estimated useful life, which is the period during which the companies expect to use them. Such useful life estimate is reviewed periodically.

The goodwill (lower value of investments or commercial funds) generated in the consolidation exercise represents the excess acquisition cost over the group’s participation in the fair value of assets and liabilities, including contingent liabilities and any non-controlling shareholdings identifiable in a subsidiary company as of the date of acquisition. Goodwill is not amortized, but rather, at the closing of each fiscal year it is estimated whether it has been the subject of any depreciation that might reduce its recoverable value for an amount below its registered net cost, in which case its value is restated accordingly. (See Note 3.e of the Financial Statements).

Throughout the year and, primarily at its closing date, an evaluation is performed to determine whether there is any indication that any given asset would have possibly suffered a loss due to impairment. Should there be such an indication, we estimate the recoverable amount of such asset in order to determine, as the case might be, the amount of such impairment. If these are identifiable assets that do not generate independent cash flows, we then estimate the recoverability of the cash generating unit to which such asset belongs, understanding as such the smallest identifiable group of assets that generates independent cash inflows.

Foreign-currency-denominated assets are shown at their rate of exchange at the closing of the period.

Notes and accounts receivable from related companies are classified according to their short and long-term maturities. Operations adhere to fair conditions similar to those that prevail in the market.

ENEL AMÉRICAS FINANCIAL STATEMENTS ANALYSIS AS OF DECEMBER 31, 2019

In short, assets are valued pursuant to the International Financial Reporting Standards (IFRS), whose criteria are set forth in Notes No. 2 and 3 of these Enel Américas’ Consolidated Financial Statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: February 27, 2020